UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 28, 2012

Commission File Number: 000-29008

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION ———————————————————————————————————
(Translation of registrant’s name into English)

Unit 10-11, 10/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

CHINA GREEN ENTERED INTO THE SALE AND PURCHASE AGREEMENT REGARDING SALE OF ITS
ENTIRE EQUITY INTEREST IN CHINA MERCHANTS NEW ENERGY HOLDINGS LIMITED

Renewable Energy Trade Board Corporation, formerly known as China Technology
Development Group Corporation (Nasdaq: EBOD; “we” or "the Company"), a fast growing clean energy group in China based in Hong Kong, today announced that on
November 22, 2012, China Green Holdings Limited (“China Green”), a wholly-owned subsidiary of the Company, together with China Merchants New Energy Group
Limited (“CMNEG”), Ease Soar Limited (“Ease Soar”), Talesun Solar Hong Kong
Limited (“Talesun”), Hyatt Servicing Limited (“Hyatt Servicing”) and Sino Arena
Investments Limited (“Sino Arena”) (China Green, CMNEG, Ease Soar, Talesun,
Hyatt Servicing and Sino Arena, collectively the “Vendors”), entered into a sale and purchase agreement (“Sale and Purchase Agreement”) with Profit Icon
Investments Limited (“Purchaser”) and Goldpoly New Energy Holdings Limited
(“Goldpoly”), pursuant to which the Vendors will sell their entire interest in
China Merchants New Energy Holdings Limited (“Target Company”), representing approximately 92.17% of the issued share capital of the Target Company to
Purchaser for an aggregate consideration of approximately HK$2,119,910,000
(subject to adjustment) (“Consideration”) on the terms and subject to the conditions set out in the Sale and Purchase Agreement. Upon the completion of the transactions contemplated under the Sale and Purchase Agreement
(“Completion”), the Target Company will become a wholly-owned subsidiary of the
Purchaser.

Pursuant to the Sale and Purchase Agreement, among other things, the
Consideration will be payable to the Vendors or their nominees (if applicable)
proportionately with reference to their respective interest in the Target
Company and will be satisfied by (i)issue and allotment of 959,462,250 shares of
HK$0.10 each in the capital of Goldpoly credited as fully paid at HK$1.00 each
(“Consideration Shares”) to the Vendors; and (ii)issue of convertible bonds in a total principal amount of HK$1,160,447,750 convertible into shares of Goldpoly at the initial conversion price of HK$1.00 each conversion share (“Consideration
CB”) to the Vendors, of which Consideration CB in the principal amount of
HK$847,964,000 will be subject to escrow arrangement to secure the profit guarantee of the Target Company for the three financial years from 1 January
2013 up to 31 December 2015.

China Green, as one of the Vendors holding 8.69% of the issued share capital of the Target Company, expects to receive HK$199,870,000 as consideration of the sale of its entire interest in the Target Company, which will be satisfied by
(i)allotment and issue of 39,974,000 shares of Consideration Shares to China
Green or its nominee; and (ii)issue of Consideration CB in a total principal amount of HK$159,896,000 to China Green or its nominee, of which the Convertible
Bonds in the principal amount of HK$79,948,000 shall be delivered to an escrow agent pursuant to the escrow arrangement contemplated under the Sale and
Purchase Agreement.

The Consideration Shares which China Green anticipates to receive shall not be sold, transferred, or otherwise disposed of, or created any encumbrances on, whether directly or indirectly, during the period of twelve months after the date of Completion. The Consideration CB will mature on the fifth anniversary of the issue date, bearing no interest, convertible at the initial conversion price of HK$1.00 each share during the conversion period. For the Convertible Bonds in the principal amount of HK$79,948,000 to be delivered to an escrow agent, the conversion period will commence from the release date and ending on the maturity date. For the rest of the Convertible Bonds, the conversion period will commence from the day immediately after the end of the first anniversary of the issue date and ending on the maturity date, subject to the terms and conditions under the Consideration CB instrument.

The Completion of the transactions contemplated by the Sale and Purchase
Agreement is conditional upon fulfillment (unless waived) of a number of conditions precedent, including but without limitation to, the shareholders’
approval of Goldpoly, the permission granted by the regulatory bodies and a deed of indemnity executed by the Vendors in favour of the Purchaser and Goldpoly.

The forgoing descriptions do not purport to be a complete description of the terms and conditions of the Sale and Purchase Agreement and the transactions thereby. For more details, the Company’s shareholders are urged to read the announcements, filings and circulars which Goldpoly made or will make public from time to time on the website of the Hong Kong Stock Exchange.

About EBOD:
EBOD is a fast growing clean energy group in China based in Hong Kong, providing solar energy products and solutions to the global market under the “LSP” brand.
EBOD’s major shareholder is China Merchants Group, a state-owned conglomerate in
China (http://www.cmhk.com).
For more information, please visit http://www.chinactdc.com
Forward-Looking Statement Disclosure:
It should be noted that certain statements herein which are not historical facts and statements preceded by “believe,” “expect,” “anticipate,” “foresee,”
“target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements.  These statements are based on management’s best assumptions and beliefs in light of the information currently available to it.
Because they involve risks and uncertainties, actual results may differ materially from the results that the Company currently expects.  Factors that could cause these differences include the risk factors specified on the
Company’s annual report on Form 20-F for the year ended December 31, 2011 under
“Item 3.D Risk Factors.”  Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements.  The Company does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

Date: November 28, 2012	By:	Alan Li
	Name:	Alan Li
	Title:	Chief Executive Officer